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                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                           (Amendment No. 1)*

                              MascoTech, Inc.
                             (Name of Issuer)

           $1.20 Convertible Preferred Stock, $1.00 par value

                       (Title of Class of Securities)

                                  574670303

                               (CUSIP Number)

Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 574670303             13G            PAGE  2   OF  6 PAGES


   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Salomon Inc
            22-1660266
- ------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a) /_/
                                                     (b) /X/
- ------------------------------------------------------------------------------
   3    SEC USE ONLY

- ------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

- ------------------------------------------------------------------------------
                 5    SOLE VOTING POWER
                      ----
   NUMBER OF
                 -------------------------------------------------------------
    SHARES       6    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY            16,200
                 -------------------------------------------------------------
     EACH        7    SOLE DISPOSITIVE POWER
   REPORTING
    PERSON            ---
                 -------------------------------------------------------------
     WITH        8    SHARED DISPOSITIVE POWER

                      16,200
- ------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      16,200
- ------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*  /_/

- ------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      0.2%
- ------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

            HC, CO
- ------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).     Name of Issuer:

               MascoTech, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               21001 Van Born Road
               Taylor, Michigan  48180

Item 2(a).     Name of Person Filing:

               Salomon Inc

Item 2(b).     Address or Principal Office or, if none, Residence:

               Seven World Trade Center
               New York, New York  10048

Item 2(c).     Citizenship or Place of Organization:

               Delaware

Item 2(d).     Title of Class of Securities:

               $1.20 Convertible Preferred Stock, $1.00 par value (the "Preferred Stock")

Item 2(e).     CUSIP Number:

               574670303

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

               (a)  [  ] Broker or Dealer registered under Section 15 of the
               Act;

               (b)  [  ] Bank as defined in Section 3(a)(6) of the Act;

               (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act;

               (d) [ ] Investment Company registered under Section 8 of the Investment Company Act;

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               (e)  [  ] Investment Adviser registered under Section 203 of the
               Investment Advisers Act of 1940;

               (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F);

               (g)  [X] Parent Holding Company, in accordance with
               Section 240.13d-1(b)(1)(ii)(G);

               (h)  [  ] Group, in accordance with Section
               240.13d-1(b)(1)(ii)(H).

Item 4.        Ownership

               (a) Amount Beneficially Owned as of December 31, 1994: 16,200 shares.

               (b)  Percent of Class:  0.2%

               (c)  Number of shares as to which such person has:

                         (i)  sole power to vote or to direct the vote: --

                        (ii)  shared power to vote or to direct the vote:
                    16,200

                       (iii) sole power to dispose or to direct the disposition of: --

                        (iv) shared power to dispose or to direct the disposition of: 16,200

                    As of December 31, 1994, Salomon Brothers Inc ("SBI"), a
               wholly owned subsidiary of Salomon Brothers Holding Company Inc ("SBHC"), which is in turn a wholly owned subsidiary of Salomon Inc, held directly 16,200 shares of Preferred Stock, representing 0.2% of the 10,800,000 shares of Preferred Stock outstanding.

Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].


                                     Page 4
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Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Salomon Inc is filing this Statement on Schedule 13G pursuant to Rule 13d-1(b)(1)(ii)(G) and 13d-2(b) under the Securities Exchange Act of 1934, as amended. See Exhibit 1.

Item 8. Identification and Classification of Members of the Group.

               Not Applicable.

Item 9.        Notice of Dissolution of Group.

               Not Applicable.

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 1995

                         SALOMON INC


                         By   /s/ Arnold S. Olshin
                            ----------------------
                           Name:   Arnold S. Olshin
                           Title:  Secretary


                                     Page 5
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                                                                      EXHIBIT 1



          Salomon Brothers Inc ("SBI"), a broker-dealer registered under
Section 15 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), is a Delaware corporation that is a wholly owned subsidiary of Salomon Brothers Holding Company Inc ("SBHC"), which in turn is a Delaware corporation that is a wholly owned subsidiary of Salomon Inc. The principal places of business of SBI and SBHC are located at Seven World Trade Center, New York, New York 10048. Salomon Inc is filing this Statement on Schedule 13G pursuant to Rule 13d-1(b)(1)(ii)(G) and Rule 13d-2(b) under the 1934 Act as a "parent holding company" of SBI in order to report the fact that SBI has ceased to be the direct beneficial owner, and SBHC and Salomon Inc have ceased to be the indirect beneficial owners, of more than 5% of the outstanding shares of the $1.20 Convertible Preferred Stock, $1.00 par value, of MascoTech, Inc.







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